               Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
               File No. 333-54370

                                    * * * *

The following is a transcript of an interview given by the Chairman of the Board of the CBOT on January 31, 2001 that is currently available on the CBOT's intranet sites, Membernet and OnBoard.

DATE      January 31, 2001
TIME      10:00-11:00 AM
NETWORK   CNBC
PROGRAM   Market Watch

          Liz Claman, co-anchor:

          The Chicago Board of Trade has a new chairman and the new guy says both electronic and open outcry markets--that's what you currently see with all those traders yelling--will be part of his business plan. He joins us live today from Chicago to describe his visions for the one hundred and fifty-three year old institution. He is Nick Neubauer, the newly elected chairman of the Chicago Board of Trade.

          Welcome, Mr. Neubauer.

          Nickolas Neubauer (Chairman, Chicago Board of Trade): Hi, Liz.

          Claman: When we throw to Rick Santelli at the CBOT every day, we see this mass of screaming humanity giving hand signals like a--a bunch of hysterical pitching coaches. Tell our viewers how that's going to change. Will we see this any more?

          Neubauer: Well, I think we'll see it in the future as well because for the time being customers have not made a choice between either open outcry or the electronic platform. That's why, for the near future, we're going to support both platforms and give customers a choice. We're going to try and make our open outcry pits as electronically efficient as possible and that's our goal.

          Claman: Well, it certainly is entertaining to watch. You know you call 2001 the year of change. What's the most challenging endeavor you have to undertake to change the CBOT?

          Neubauer: Well, we've got two major things on our plate. The first is that we're going to change into a for-profit corporation. And that'll be put to a member vote a little bit later this year. The second thing we're going to do, which will be a major change, is we're going to select a new CEO. We've got some excellent candidates in mind and I think members will be very pleased when we do that.

Claman: Do you think the members will vote for the for-profit status? And if so, when do you expect to see profits? I know you've been looking over the books.

Neubauer: Well, I think they will vote for it. We'll probably have a vote something like four to six months from now. In terms of profits, last year we had a number of one-time expenses which were high. Now those expenses are behind us and we have a good budget for 2001; and if we meet that budget, we'll have twenty million dollars in the bank by the end of the year.

Claman: Some of your members are probably wondering how one minute you could have very high expenses and yet now you say they're not high. What did you do to change things in that--you know, what kind of changes will we see? I mean you do average more than one million contracts per day. That's above your target as I understand it?

Neubauer: That's right. The--the one-time expenses related to the fact that we were restructuring. And those amounted--the restructuring expenses, we had Y2K expenses and we had some contract severance costs, as well as the initial expenditures for our electronic platform. Now those expenses are behind us and that's why we can forecast the budget that we do. And as you were saying, right now we're doing about a million contracts so far this year in order--and in order to meet our budget, we only have to do about eight hundred thousand a day.

Claman: Do me a favor, Mr. Neubauer. I know you'll probably step on a few toes if you actually agree to--to be honest here about it. But when you came into the CBOT, you looked at everything. What bothered you the most about the way things are run there currently?

Neubauer: Well, our problems were those of just about any other member organization, whether it's another exchange, your gold club or any organization which--which was run in a not-for-profit manner, namely we weren't running things efficiently. And by taking a business approach, I think we can capture the sound business that we have and we can turn it into a for-profit institution.

Claman: Well, you know, it's--it's tough enough to change the minds of one person--the mind of one person, how difficult has it been to get everybody else on board and what's been the biggest criticism of what you've been doing?

Neubauer: Well, so far I've been--I've escaped most criticism and I'm thankful for that. Maybe some more criticism will come as I--af--after I'm in office a little bit longer. But in terms of whether the members are willing to accept change, I think it's the fact that we've had some financial hard times over the per-previous two years, I think that's focused everybody's attention on what we need to do. And that's why I think we're going to move forward in a very positive fashion.

Claman: Keep us posted, Mr. Neubauer.

Neubauer: What--what was that, Liz?

Claman: Just keep us posted. We'd love to hear the developments.

Neubauer: Thank you.

Claman: Thanks for joining us and good luck to you. Nick Neubauer, he's the chairman of the Chicago Board of Trade live from Chicago.

                                     # # #

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.